

February 26, 2014

Via E-mail
Burton M. Goldfield
Chief Executive Officer
TriNet Group, Inc.
1100 San Leandro Blvd., Suite 400
San Leandro, CA 94577

> **Re:** **TriNet Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 13, 2014**
> **File No. 333-192465**

Dear Mr. Goldfield:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to comment 1 in our letter dated January 24, 2014. Please clearly state in your registration statement that you believe you are a leading provider of comprehensive human resource solutions due to your size, your presence in the United States and Canada and the number of employers and employees you serve.

Consolidated Financial Statements, page F-1

2. Please update the financial statements included in the filing to include your audited financial statements as of and for the year ended December 31, 2013 and unaudited pro forma combined financial information for the year ended December 31, 2013. In addition, please update the financial information included elsewhere in the prospectus to reflect the updated financial information. Refer to Rule 3-01 of Regulation S-X.

Item 17. Undertakings, page II-4

3. We note your response to comment 11 in our letter dated January 24, 2014, and we reissue that comment in its entirety. With respect to the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K, while we understand that the company is relying on Rule 430A in connection with this offering, the undertaking is applicable to offerings that may now, or in the future, also rely on Rule 430C. In addition, although the Item 512(a) undertakings relate to Rule 415 offerings, the undertaking in Item 512(a)(6) also is applicable to registration statements that relate to non-Rule 415 offerings. Please refer, by analogy, to Question 229.01 of our Securities Act Rules Compliance and Disclosure Interpretations.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Jodie Bourdet, Esq.